August 15, 2014

Attn: Tia L. Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Office of Beverages, Apparel and Mining
100 F Street, NE
Washington, DC 20549

Re:	Almaden Minerals Ltd.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 1, 2014
Response Dated July 29, 2014
File No. 001-32702

Dear Ms. Jenkins:

Thank you for your comment letter of August 4, 2014 for the above captioned items (“the Filing”).  Please find below our responses to your comment:

Form 20-F for the Year Ended December 31, 2013
Notes to Consolidated Financial Statements, page 9
Note 7. Investment in Associate, page 20

1.
We note your response to comment one of our letter dated July 17, 2014 and we re-issue the comment in part. Please tell us how you have considered value-in-use in determining the recoverable amount of your investment in Gold Mountain Mining Corporation under IAS36. In this regard, please clarify whether your utilization of the discounted cash flow analysis based on the preliminary economic analysis (PEA) performed on the Elk Grove Project is more indicative of a value-in-use model rather than one based on fair value less costs of disposal (FVLCD) under paragraph 30 of IAS36.

If you believe your determination of the recoverable amount is based on the asset’s value-in-use, please provide draft disclosures to be included in future filings which clarifies your analysis of impairment. Your draft disclosures should describe the company-specific assumptions or inputs underlying the discounted cash flow analysis.

If you continue to believe you have used FVLCD in your impairment assessment, please explain why you believe that the stock of Gold Mountain Mining Corporation does not trade in an orderly market pursuant to IFRS 13, providing a detail analysis which supports your view.

We have considered your comments from your letter dated July 17, 2014 and agree that the discounted cash flow analysis is more indicative of a value-in-use model rather than FVLCD used in the impairment assessment.  We respectfully submit that in our response letter dated June 30, 2014, our response to your comment number 3 should have indicated that the Company used the value-in-use methodology as defined under IAS 36 to determine the recoverable amount of the Elk Gold Project.

We confirm that the determination of the recoverable amount was based on the information within the NI 43-101 Technical Report for a Preliminary Economic Assessment.

The following disclosure will be included in our Form 20-F for the year ending December 31, 2014 assuming that an indication of impairment under IAS 39 exists at the reporting date.

Proposed disclosure – to be added to the Investment in Associate footnote (the assumptions as noted are the assumptions that were used as at December 31, 2013 and these will be updated at December 31, 2014 as appropriate).

As at December 31, 2014 the Company identified an indication of impairment in relation to its investment in associate, Gold Mountain Mining Corporation (“GUM”) as a result of the decline in share price of GUM being considered to be significant or prolonged.

As a result of the indication of impairment, the Company completed an assessment of the recoverable value of its investment in GUM as at December 31, 2014 and found that the recoverable amount exceeds the carrying value. As such, no impairment has been recognized in relation to the Company’s investment in associate.

The recoverable amount was calculated based on the value-in-use (“VIU”) of the investment in associate.

The Company’s investment in associate represents 38.8% of GUM that comprises the 100% interest in the Elk Gold Project (“Elk Project”), in addition to the working capital of GUM.  The Company has performed a discounted cash flow assessment based on the NI 43-101 Technical Report for a Preliminary Economic Assessment (“PEA”) of the Elk Project issued in 2011 in calculating the value-in-use of the investment in associate.

Key assumptions
The key assumptions used in determining the recoverable amount for the investment in associate are long-term metal prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and net asset value multiples. To determine the recoverable amount of the investment in associate at December 31, 2014, management used:
- a discount rate of 8%;
- gold price of US$1,200; and
- foreign exchange rates (USD/CAD) of 1:1.05.

Management assumptions are based on industry and geographical comparatives provided by third parties, and are consistent with external sources of information.

The discounted cash flow was performed over a period of 10 years, which is based on the life of mine plan supporting the PEA. Growth rates are consistent with production and supported by the PEA.

Yours truly,
Almaden Minerals Ltd.

/s/Korm Trieu

Korm Trieu
Chief Financial Officer